EXHIBIT 1

YEAR 2003 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Background

     We are a leading facilitator of global merchandise trade between buyers and suppliers. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information in print, online, on CD-ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer community.

     While our core business facilitates imports from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China for this purpose, and today we have several publications, their associated websites, leading events and conferences that provide information to high-tech design engineers and manufacturers in China and throughout in Asia.

     Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact software in 1991. We then became one of the first business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

     Global Sources’ products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

     Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, and CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options. This increases the likelihood that they can place orders with suppliers that offer them the best terms, conditions and capabilities.

     We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand and are the most suitable. To support their export marketing needs, we provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

     We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. in financial year 2000.

Overview

     We derive revenue from three principal activities.

     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year.

     Exhibitions — We launched a new line of business, the China Sourcing Fairs. This offers international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue when the related event occurs.

     Our sales costs consist of the commissions and marketing fees we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of the revenue generated.

Results of Operations

     The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Online services	$13,067	$12,607	$51,367	$51,268
Other media services	10,459	8,878	36,318	33,132
Exhibitions	1,965	565	3,327	2,455
Miscellaneous	148	154	657	631

	25,639	22,204	91,669	87,486
Operating Expenses:
Sales	8,286	7,010	30,113	28,659
Event production	602	349	930	933
Community	3,428	3,117	12,331	12,481
General and administrative	7,641	7,503	28,682	28,885
Online services development	1,072	1,293	4,960	5,378
Non-cash compensation expense	206	565	1,419	2,564
Amortization of intangibles/Software development cost	920	1,025	4,453	3,740

Total Operating Expenses	22,155	20,862	82,888	82,640

Income from Operations	3,484	1,342	8,781	4,846

Net Income	$2,656	$1,281	$7,334	$4,307
Income from operations:
Online services	2,064	1,421	6,018	6,311
Other media services	1,580	170	3,372	(1,452)
Exhibitions	(308)	(320)	(1,215)	(315)
Miscellaneous	148	71	606	302

Consolidated	$3,484	$1,342	$8,781	$4,846

     The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31		December 31

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)
Asia	$23,678	$20,383	$84,856	$81,456
United States	1,776	1,522	5,970	4,986
Europe	94	171	437	525
Others	91	128	406	519

Total revenue	$25,639	$22,204	$91,669	$87,486

Consolidated Results

Revenues

     Our total revenues grew by 15% to $25.6 million during the three months ended December 31, 2003 from $22.2 million during the three months ended December 31, 2002. Our online services revenue grew from $12.6 million during the three months ended December 31, 2002 to $13.1 million during the three months ended December 31, 2003, a growth of 4%. Our other media services revenue grew from $8.9 million during the three months ended December 31, 2002 to $10.5 million during the three months ended December 31, 2003, a growth of 18%. Our exhibitions revenue grew from $0.6 million during the three months ended December 31, 2002 to $2.0 million during the three months ended December 31, 2003, a growth of 233%, due to launching of our China Sourcing Fairs event in the fourth quarter of 2003.

     Total revenues grew to $91.7 million during the year ended December 31, 2003 from $87.5 million during year ended December 31, 2002, a growth of 5%. Our online services revenue grew marginally by $0.1 million to $51.4 million during the year ended December 31, 2003, as compared with $51.3 million during the year ended December 31, 2002. Revenue from our other media services grew by $3.2 million or 10% to $36.3 million during the year ended December 31, 2003 as compared with $33.1 million during the year ended December 31, 2002. Our exhibitions revenue grew from $2.5 million during the year ended December 31, 2002 to $3.3 million during the year ended December 31, 2003, a growth of 32%, due to launching of our China Sourcing Fairs event in the fourth quarter of 2003.

     Global Sources has made substantial progress in developing its customer base in China as manufacturing and investment moves into China, which has offset much of the decline in other markets. Revenues from China grew by 40% during the three months ended December 31, 2003 compared to the three months ended December 31, 2002 making China the Company’s largest market. China accounts for 46% of total revenues for the three months ended December 31, 2003.

     Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategies to achieve and maintain this goal are as follows:

     Our primary strategy is to expand in China by facilitating two-way trade. As manufacturers in the rest of Asia adapt to the seismic shifts being caused by China’s growth, we have anticipated the needs of buyers and suppliers, and have developed the expertise to address them. For example, our online sourcing capabilities provide buyers with unrivalled access to the Chinese export manufacturing powerhouse. We also serve the importing needs of China’s high-tech manufacturers with several publications and associated websites, such as our popular Electronic Engineering Times.

     We launched a new line of business, the China Sourcing Fairs. This offers international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue when the related event occurs.

     The other key strategy is to improve the penetration of our services in all of our markets. This includes increasing the adoption and functionality of our electronic catalog solutions, and expanding our business serving Asia’s high-tech manufacturers located outside China.

     The objective is to steadily increase the usage of our print and online solutions by bringing together a critical mass of buyers and suppliers. By doing this, we believe our services will inherently create value for those users. Then, each new buyer increases the value to suppliers, and likewise, each new supplier gives buyers more choices. Thus, as our community grows, so does our leadership position.

Operating expenses

     Sales. The Company utilizes sales representatives in various territories to promote the Company’s products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     The sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. As of June 30, 2002, the board of directors of two of these sales representative companies included a director nominated by the Company to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of the sales representatives companies. However as of December 31, 2003 and December 31, 2002, we did not have any nominated directors on the board of directors of any of our sales representative companies.

     Sales costs consists of the commissions and marketing fees paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $7.0 million during the three months ended December 31, 2002 to $8.3 million during the three months ended December 31, 2003, an increase of 19% due mainly to an increase in revenue in the fourth quarter of 2003.

     Sales costs increased from $28.7 million during the year ended December 31, 2002 to $30.1 million during the year ended December 31, 2003, an increase of 5% due to increase in revenue.

     Event production. With the launch of China Sourcing Fairs in fourth quarter of 2003, we are showing the costs associated with production of the exhibition events as a separate category in our Income Statement. Accordingly, certain items of the costs for first nine months of 2003 and prior periods have been reclassified from sales costs to event production costs to conform to current quarter presentation.

     Event production costs consist of the cost incurred for hosting the exhibition events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as expense when the related event occurs.

     Event production costs increased from $0.3 million during the three months ended December 31, 2002 to $0.6 million during the three months ended December 31, 2003, an increase of 100%. This increase was due to launch of the China Sourcing Fairs in the fourth quarter of 2003.

     Event production costs remained at $0.9 million during the year ended December 31, 2003 and the year ended December 31, 2002, due to decline in event production costs of our technical seminars and exhibitions during year 2003.

     Community. During the third quarter of 2003, we restructured our circulation function to enhance its scope and renamed it as Community development. Certain items of costs for the first half of 2003 and prior periods have been reclassified from General and Administrative costs to Community costs to conform to current quarter presentation.

     Community costs consist of the costs incurred for servicing our buyer community and for marketing our solutions to the global buyer community. The community costs also includes costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions, customer services costs and the marketing promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community. The promotions costs incurred for promoting the China Sourcing Fairs to the buyer community are deferred and recognized as expense when the related event occurs. Community costs increased from $3.1 million during the three months ended December 31, 2002 to $3.4 million during the three months ended December 31, 2003, an increase of 10%. This increase was due mainly to increases in magazine mailing costs, paper costs, printing charges due to increase in print run of a magazine and buyer marketing promotions costs in the fourth quarter of 2003.

     Community costs declined from $12.5 million during the year ended December 31, 2002 to $12.3 million during the year ended December 31, 2003, a decline of 2% due mainly to a decline in payroll costs, rental costs of premises, utilities and fees paid to third parties off-set partially by increase in buyer marketing promotions costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.5 million during the three months ended December 31, 2002 to $7.6 million during the three months ended December 31, 2003, an increase of 1%, due mainly to increase in content management services costs.

     General and administrative costs declined marginally from $28.9 million during the year ended December 31, 2002 to $28.7 million during the year ended December 31, 2003, due mainly to a decline in information technology support services costs.

     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online. Online services development costs to fund the expansion of our online services declined from $1.3 million during the three months ended December 31, 2002 to $1.1 million during the three months ended December 31, 2003, a decline of 15% due mainly to a reduction in depreciation costs.

     Online services development costs to fund the expansion of our online services declined from $5.4 million during the year ended December 31, 2002 to $5.0 million during the year ended December 31, 2003, a decline of 7%. This decline resulted mainly from a decline in depreciation costs.

     Non-Cash Compensation Expenses. The Company has issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by the Company during the three months and the year ended December 31, 2003 were $0.2 million and $1.4 million respectively compared to $0.6 million and $2.6 million recorded during the three months and the year ended December 31, 2002 respectively. This decline was a result of the early shares awards that were fully vested in April 2003. The corresponding amounts for the non-cash compensation expenses are credited to Shareholders’ equity.

     Other Non-Cash Expenses. Other non-cash expenses consist of amortization of software development costs.

     Other non-cash expenses during the three months ended December 31, 2003, were $0.9 million, compared to $1.0 million for the three months ended December 31, 2002.

     Other non-cash expenses during the year ended December 31, 2003 were $4.5 million, compared to $3.7 million for the year ended December 31, 2002.

     Income From Operations. The total income from operations during the three months ended December 31, 2003 was $3.5 million as compared to $1.3 million during the three months ended December 31, 2002. The increase in total income from operations resulted mainly from the increase in revenue, declines in online services development costs, non-cash compensation expenses and amortization of software development costs, off-set partially by increases in sales costs, event production costs, community costs, and general and administrative costs. Income from operations for online services grew to $2.1 million during the three months ended December 31, 2003 from $1.4 million for the three months ended December 31, 2002, a growth of 50%. The growth was mainly attributable to growth in online services revenue, declines in online services development cost and amortization of software development cost.

     The total income from operations during the year ended December 31, 2003 was $8.8 million compared to $4.8 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs and non-cash compensation expenses, off-set partially by an increase in sales costs and amortization of software development costs. Income from operations for online services declined from $6.3 million during the year ended December 31, 2002 to $6.0 million during the year ended December 31, 2003, a decline of 5%. The decline resulted mainly from increase in amortization of software development cost off-set partially by decline in online services development cost.

     Income Taxes. The Company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company’s subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

     We reported a tax provision of $0.3 million during the three months ended December 31, 2003 and $0.1 million during the three months ended December 31, 2002.

     We reported a tax provision of $0.7 million during the year ended December 31, 2003 and the year ended December 31, 2002.

     Net Income. Net income was $2.7 million during the three months ended December 31, 2003, compared to a net income of $1.3 million during the three months ended December 31, 2002. This growth resulted mainly from the increase in revenue, declines in online services development costs, non-cash compensation expenses and amortization of software development costs, off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs, decline in interest income, increases in tax provision, foreign exchange losses and the current quarter share of profits attributable to a minority shareholder due to profitable performance of a subsidiary.

     Net income was $7.3 million during the year ended December 31, 2003, compared to a net income of $4.3 million during the year ended December 31, 2002. The improvement was mainly due to growth in revenue, declines in community costs, general and administrative costs, online services development costs, non-cash compensation expenses and income taxes, off-set partially by increases in sales costs, amortization of software development costs, the share of profits attributable to a minority shareholder during the year ended December 31, 2003 due to profitable performance of a subsidiary and decline in interest income.

Liquidity and Capital Resources

     We have reclassified the available-for-sale securities from cash and cash equivalents and disclosed separately in our balance sheet.

     We financed our activities for year ended December 31, 2003 using cash generated from our operations.

     Net cash generated from operating activities was $25.3 million during the year ended December 31, 2003 compared to $20.7 million cash generated from operating activities during the year ended December 31, 2002. The primary source of cash from operating activities was collections from our customers received through our independent sales representatives.

     Net cash used for investing activities was $10.1 million during the year ended December 31, 2003, which was used principally for capital expenditures for computers, softwares, software development, leasehold improvements and a motor vehicle, and purchase of available-for-sale securities. Net cash used for investing activities during the year ended December 31, 2002 was $29.9 million, which was used principally for capital expenditure for computers, softwares, software development, leasehold improvements and purchase of available-for-sale securities.

     Net cash generated from financing activities was $0.03 million during the year ended December 31, 2003, which represents the amount received from directors for the shares subscribed by them in the directors’ share purchase plan. Net cash generated from financing activities was $0.05 million during the year ended December 31, 2002, which represents amount received from directors for the shares subscribed by them in the directors’ share purchase plan.

     We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn in tranches of a minimum of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our previous principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 7, 2003, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on that credit facility during the year ended December 31, 2003, and we have no bank debt as at December 31, 2003.

     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

     Advance payments received from customers were $27.5 million as of December 31, 2003, compared to $18.3 million as at December 31, 2002, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We can also draw from the credit facility mentioned above as and when required.

     We had entered into a preliminary agreement for a non-refundable deposit of $0.3 million to secure licence agreements in 2004. This deposit will not be refunded if the Company fails to sign the licence agreements on or before 29th February 2004.

Recent Accounting Pronouncements

     In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provides more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We adopted SFAS No. 143 effective January 1, 2003 and believe that the adoption of this standard did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which requires additional disclosures in interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

     In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 requires a beneficiary to consolidate a variable interest entity (“VIE”) if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company’s first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under the original or revised interpretation’s provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation’s provisions no later than the Company’s first quarter of fiscal 2004. We are currently evaluating the effect, if any, that the adoption of FIN 46 will have on the Company’s financial statements of position, results of operations, or cash flows.

     In November 2002, the EITF reached consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of EITF 00-21 does not have a material impact on the Company’s financial statements of position, results of operations or cash flows.

Qualitative and Quantitative Disclosures about Market Risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

     This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenues and expenses fluctuate in tandem thus reducing the net impact on our profits.

     During the year ended December 31, 2003 and the year ended December 31, 2002, we have not engaged in foreign currency hedging activities.

     In the year 2003 and the year 2002, the Company derived more than 90% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predicts,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.